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                             April 19, 2023

       William A. Ackman
       Chief Executive Officer
       Pershing Square SPARC Holdings, Ltd./DE
       787 Eleventh Avenue, 9th Floor
       New York, New York 10019

                                                        Re: Pershing Square
SPARC Holdings, Ltd./DE
                                                            Amended
Registration Statement on Form S-1
                                                            Filed April 13,
2023
                                                            File No. 333-261376

       Dear William A. Ackman:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1/A filed on April 13, 2023

       Capitalization, page 105

   1. We note your response to our comment number 1. We note your disclosure on page F-11 that the sponsor
warrants will be classified as liabilities in accordance with ASC 815-40.
                                                        Given that company
capitalization is typically associated with both equity and debt, please tell us how you
determined it was unnecessary to reflect the sponsor warrants within your capitalization table.
 William A. Ackman
FirstName   LastNameWilliam A. Ackman
Pershing Square  SPARC Holdings, Ltd./DE
Comapany
April       NamePershing Square SPARC Holdings, Ltd./DE
       19, 2023
April 219, 2023 Page 2
Page
FirstName LastName
        You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295
if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Pam Long at 202-551-3765 with any other questions.



                                                      Sincerely,

                                                      Division of Corporation
Finance
                                                      Office of Real Estate &
Construction
cc:      Gregory P. Patti, Jr.